GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

May 2, 2006

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Mail Stop 3-2

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of April, 2006, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1. News Releases

(a)	General Minerals Corporation Completes Interpretation of Surface and Drill Results at the Malku Khota Silver Project in Bolivia	April 13, 2006
(b)	General Minerals Corporation Announces Termination of the Joint Venture on the Dragoon Copper Property	April 21, 2006

2. Annual General Meeting Materials

a)	Notice of Meeting and Record Date	April 6, 2006

3. Filings with the Toronto Stock Exchange

(a) All news releases referred to under Item 1

(b) All annual general meeting referred to under Item 2

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-07

RECEIVED

General Minerals Corporation Completes Interpretation of Surface and Drill Results at the Malku Khota Silver Project in Bolivia

MAY -5 P 12:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 13, 2006

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that following the completion of an extensive surface channel sampling and diamond drilling program on its Malku Khota silver property located in west central Bolivia, the Company has undertaken an extensive review and interpretation of the data set.

Management concludes that the property has the potential to contain a very large volume of low grade silver mineralization along with the potential to host a higher grade, near surface zone of silver enrichment within the host sandstones. To date, two strata-bound zones of silver mineralization have been identified over a strike length of approximately 3.0 kms with widths of 20-200 metres. The surface area containing surface channel sample results of greater than 10 gpt silver is approximately 320,000 square metres. Silver values within this zone vary from 10 gpt to rare highs in the kilogram per tonne range of silver with the highest diamond drill interval of greater than 100 gpt being 77 metres with a grade of 101 gpt silver in LMD003 (see GMC PR05-13, Dec. 12, 2005). More typically, results are in the 20-60 gpt silver range. Thirteen diamond drill holes confirm that these types of grades extend to depths of up to 250 metres below the surface (see GMC PR05-13, Dec. 12, 2005 and GMC PR06-01 January 10, 2006). The mineralization is in the form of oxides except in rare pockets where sulphides have survived the oxidation and leaching process. Three hundred and twenty thousand square metres projected down 300 metres vertically (the actual dip of the sandstone units containing the silver mineralization is 70-75 degrees) with an assumed specific gravity of 2.6 equates to approximately 250 million tonnes of rock. Defining the grade and metallurgy of this block is the exploration target at Malku Khota. For a more complete description of the Malku Khota property please visit the Company's website, www.generalminerals.com, where the Annual Information Form-March 29, 2006 has been posted together with maps and applicable press releases.

At GMC's previously owned property, Atocha, approximately 25 kms to the north of Malku Khota and situated in the same sandstone sequence, bottle role leach tests conducted by Lakefield Research in Chile on samples of the oxidized sandstone returned recoveries of greater than 90% on high grade 800-1,100 gpt Atocha sandstone samples. The recovery on lower grade material was not tested at Atocha and could be materially lower. The Company is presently carrying out leach tests on two samples, one of approximately 50 gpt silver and the second of 400 gpt silver, of the oxidized sandstone at Malku Khota with S.G.S. Lakefield in Chile.

The grades at Malku Khota are relatively low; however, there are examples such as the Peñesquito deposit in Mexico of Western Silver Corporation that have comparable grades. The feasibility study on the Peñesquito deposit (available at www.westernsilvercorp.com) provides some useful economic benchmarks for a large 40,000 to 50,000 tpd open pit silver mining operation. Western Silver Corporation used a cut off of approximately $1.30 per tonne of revenue after costs for their oxide open pit operation with operating costs of approximately $1.87. The average net revenue per tonne for all ore types is in the $6-7 dollars per tonne range. Costs in Bolivia may be different, but if similar, would equate to approximately a 10-15 gpt silver cut off and 30-40 gpt silver as an average grade, assuming good silver recoveries and a silver price of approximately $10 per ounce. At Malku Khota there are also anomalous amounts of lead, antimony and barite associated with the silver mineralization. Metallurgical test work will be carried out to see if any of these metals can be economically recovered.

Within the more southerly (Limosna) stratabound target at Malku Khota, the Pique Pobre tunnel developed several centuries ago by the early Spanish miners within the surface silver anomaly includes high grade mineralization (130 metres averaging 395 gpt silver-see GMC PR05-06, June 6, 2005) which the Company believes may be near-surface enrichment. This very old tunnel has an unusually curved configuration such that it maintains a location of 20 to 30 metres below the present land surface of the hill, rather than being horizontal. It is speculated that the miners were keeping the tunnel at the same depth below the surface because this is where they found the highest grade silver. The highest grade samples in the tunnel were 4,391 gpt and 3,982 gpt silver. It is interpreted that there may be more near surface enrichment of the same type within the outlined 320,000 square metre surface silver anomaly. It is important to note that all of the thirteen holes drilled to date would have drilled underneath this near-surface enrichment because the holes were collared outside of the 320,000 square metre silver anomaly and drilled into the hill containing the silver mineralization, intersecting the sandstone at a greater depth than the interpreted enrichment. Also, none of the drilling to date drilled deep enough to intersect the oxide/sulphide interface which may be another loci for enrichment.

A second type of silver-gold target exists at Malku Khota between the northern (Wara Wara) and southern (Limosna) stratabound targets. In this area many cross cutting veins occur which historically were mined for gold and bismuth. A number of these veins are reported (See GMC's Annual Information Form-2005, March 29, 2006 at www.generalminerals.com) to have been mined down seven levels. The geochemistry in this area is different from the stratabound silver targets. The stratabound silver mineralization appears to have been taken into solution and redistributed into underlying sandstone units by the fluids associated with the intrusive-hosted gold system. Bismuth, copper, antimony and carbonate have also been introduced. Management believes that this area has the characteristics of an intrusive hosted gold system. A non-stratabound zone of approximately 128,000 square metres that encloses channel samples with values of greater than 10 gpt silver exists in this area. The mineralization is disseminated but also includes vein style mineralization believed to be related to the intrusive event. Three holes were drilled into this environment and encountered similar silver grades to that found in the stratabound targets. However, almost no gold mineralization was encountered in the drilling and no values were greater than 1 ppm gold, even though surface sampling of veins returned values of up to 12 gpt and more typically 1-2 gpt gold. Alteration mapping and more detailed geochemistry will be carried out to determine if a gold target can be defined in this area. Even if a gold target is not defined the large surface silver anomaly represents an excellent additional target.

The Company is developing plans to move the project forward.

A map is on GMC's website (www.generalminerals.com) showing the area of the surface silver anomalies and locations of the drill holes and the tunnel.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has eight properties in the US, three in Bolivia, and one in Chile as well as seven in Mexico. The target mineralization at these nineteen properties is copper, silver and gold. The Company currently has four properties that are under option to major mining companies:

Escalones (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada;

Monitor (USA) with Teck Cominco Ltd. (drilling began in November, 2005);

Dragoon (USA) with BHP Billiton.

Markham Wash (USA) with Teck Cominco Ltd.

The Qualified Person carrying out the interpretation for this press release is Ralph Fitch, President of General Minerals Corporation with assistance from Felipe Malbran, VP South American Exploration for General Minerals Corporation.

Certain statements contained herein constitute "forward-looking statements". Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans," "intends," "anticipates," "should," "estimates," "expects," "believes," "indicates," "targeting," "suggests," "potential" "interpretation" and similar expressions.

These forward-looking statements are based on current expectations and entail various risks and uncertainties. Actual results may materially differ from expectations, if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

The material factors and assumptions that were applied in making the forward-looking statements in this news release include:

a). execution of the Company's existing plans or the exploration program for Malku Khota, either of which may change due to changes in the views of the Company or if information arises which makes it prudent to change such plans or the program; and,

b). the accuracy of current interpretation of drill and other exploration results; new information or new interpretation of existing information may result in changes in the Company's expectations for the Malku Khota project.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-08

General Minerals Corporation Announces Termination of the Joint Venture on the Dragoon Copper Property

April 21, 2006

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("Company") announces the termination of its agreement with BHP Billiton on the Dragoon copper property located in southern Arizona. After completing an initial drill program consisting of three diamond drill holes on the property BHP Billiton has elected not to proceed with the project.

The three holes were drilled to test bedrock below very thick overburden of up to 481 metres. BHP Billiton has informed the Company that weakly anomalous copper and molybdenum values were obtained from the diamond core samples. The results provided insufficient incentive for BHP Billiton to continue with the project.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has eight properties in the US, three in Bolivia, and one in Chile as well as seven in Mexico. The target mineralization is copper, silver and gold. The Company currently has three properties that are under option to major mining companies. The Company continues to maintain three joint venture agreements on the following properties:

Monitor copper-silver prospect (USA) with Teck Cominco Ltd. Drilling began in November, 2005 and was recently completed. Results are currently pending;

Markam Wash porphyry copper prospect (USA) with Teck Cominco Ltd. The joint venture was announced on March 3, 2006;

Escalones copper-gold prospect (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada; (Drilling permit application in progress with Chilean authorities).

GMC will review the Dragoon information once it has been received from BHP Billiton and at that time will make a decision on plans for the Dragoon project. The Company is actively seeking new joint ventures on other properties within its portfolio of nineteen properties.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

CIBC Mellon Trust Company

CIBC Mellon

April 6, 2006

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Dear Sirs:

RE: GENERAL MINERALS CORPORATION

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	June 6, 2006
RECORD DATE FOR NOTICE:	May 1, 2006
RECORD DATE FOR VOTING:	May 1, 2006
BENEFICIAL OWNERSHIP DETERMINATION DATE:	May 1, 2006
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	COMMON

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

cc: CDS & Co. (Via Fax)

pk\NM_GeneralMinerals